Exhibit 99.(d-2)

SCHEDULE I

Name of Portfolio	Annual Fee as a Percentage of Average Daily Net Assets	Reapproval Date

Alger Capital Appreciation Fund	.81% of the first $2 billion; .65% of assets between $2 billion and $4 billion; .60% of assets over $4 billion	September 29, 2015

Alger International Growth Fund	.71% of the first $1 billion; .60% of assets over $1 billion	September 29, 2015

Alger Mid Cap Growth Fund	.76% of the first $1 billion; .70% of assets over $1 billion	September 29, 2015

Alger SMid Cap Growth Fund	.81% of the first $1 billion; .75% of assets over $1 billion	September 29, 2015

Alger Small Cap Growth Fund	.81% of the first $1 billion; .75% of assets over $1 billion	September 29, 2015

Alger Small Cap Focus Fund	.75%	September 29, 2015

Alger Health Sciences	.81% of the first $500 million; .65% of assets over $500 million	September 29, 2015

Alger Growth & Income Fund	.585% of the first $1 billion; .55% of assets over $1 billion	September 29, 2015

As Revised: August 7, 2015